Exhibit OO




                                        November 10, 1995




Mr. Richard A. Bernstein
Chairman and CEO
Western Publishing Group, Inc.
444 Madison Ave.
New York, New York  10022

Dear Richard:

     Upon further reflection of the dynamics that have unfolded at Western Publishing, we have come to the conclusion that we can no longer vote in support of the Board of Directors. We do not plan to vote at the upcoming annual meeting.

     We are favorably disposed towards a new course for Western Publishing. In fairness to all shareholders, we believe that the free market process should be allowed to function and that all fully financed proposals regarding a transaction for Western, should be made directly to the shareholders and all standstill agreements and other impediments to this free market process working, should be voided.

     We are not for management or against management, but are for all shareholders. Events of the past several weeks have seriously undermined our confidence that the current elected team will work for all shareholders.


                                        Sincerely,



                                        Mario J. Gabelli
MJG/rp










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